# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Polestar Automotive Holding UK PLC, CIK 0001884082
CUSIP: 731105409
Title of class of securities: Class A American Depositary Shares ("ADSs"), each ADS representing 30 Class A Ordinary Shares, par value $0.01 each
Address of issuer's principal executive offices: Assar Gabrielssons Vag 9, Gothenburg, Sweden (V7), 40531
Date of event which requires filing of this statement: 02/05/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001184915

## Reporting persons
- Sumitomo Mitsui Banking Corporation: type of reporting person: bank (BK), non-U.S. institution (FI); citizenship or place of organization: Japan (M0); sole voting power 0; shared voting power 10,341,261; sole dispositive power 0; shared dispositive power 10,341,261; aggregate amount beneficially owned 10,341,261 (7.1% of the class)
  Comment: Note to Rows 6 and 8: Each Class A ADS represents thirty (30) Class A Ordinary Shares, par value $0.01 each. Sumitomo Mitsui Banking Corporation ("SMBC") is the beneficial owner of 10,341,261 Class A ADSs, representing 310,237,830 Class A Ordinary Shares, of the Issuer. SMBC is a direct, wholly-owned subsidiary of Sumitomo Mitsui Financial Group, Inc. ("SMFG"). Accordingly, as the parent company of SMBC, SMFG may be deemed to share voting and dispositive power over the Class A ADSs of the Issuer of which SMBC is the beneficial owner.
  
  Note to Row 11: Based on (i) 4,315,957,440 Class A Shares in the form of 143,865,248 Class A ADSs and (ii) 29,892,570 Class B Shares in the form of 996,419 Class B ADSs outstanding on April 17, 2026, as disclosed by the Issuer in Item 7 of its Annual Report on Form 20-F for the year ended December 31, 2025. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.
- Sumitomo Mitsui Financial Group, Inc.: type of reporting person: parent holding company or control person (HC), non-U.S. institution (FI); citizenship or place of organization: Japan (M0); sole voting power 0; shared voting power 10,341,261; sole dispositive power 0; shared dispositive power 10,341,261; aggregate amount beneficially owned 10,341,261 (7.1% of the class)
  Comment: Note to Rows 6 and 8: Each Class A ADS represents thirty (30) Class A Ordinary Shares, par value $0.01 each. SMBC is the beneficial owner of 10,341,261 Class A ADSs, representing 310,237,830 Class A Ordinary Shares, of the Issuer. SMBC is a direct, wholly-owned subsidiary of SMFG. Accordingly, as the parent company of SMBC, SMFG may be deemed to share voting and dispositive power over the Class A ADSs of the Issuer of which SMBC is the beneficial owner.
  
  Note to Row 11: Based on (i) 4,315,957,440 Class A Shares in the form of 143,865,248 Class A ADSs and (ii) 29,892,570 Class B Shares in the form of 996,419 Class B ADSs outstanding on April 17, 2026, as disclosed by the Issuer in Item 7 of its Annual Report on Form 20-F for the year ended December 31, 2025. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.

## Item 1. Issuer
Name of issuer: Polestar Automotive Holding UK PLC
Address of issuer's principal executive offices: Assar Gabrielssons Vag 9 Gothenburg, Sweden, 405 31

## Item 2. Person Filing
Name of person filing:
Sumitomo Mitsui Banking Corporation ("SMBC")
Sumitomo Mitsui Financial Group, Inc. ("SMFG")
Address of principal business office or, if none, residence: The address of the principal business office of SMBC and SMFG is 1-2, Marunouchi 1-Chome, Chiyoda-Ku, Tokyo 100-0005
Citizenship: The place of organization of SMBC and SMFG is Japan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Bank

## Item 4. Ownership
Amount beneficially owned: 10,341,261
Percent of class: 7.1
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 10,341,261
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 10,341,261

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: SMBC is a direct, wholly-owned subsidiary of SMFG and is the beneficial owner of the Class A ADSs of the Issuer reported herein. Accordingly, SMFG may be deemed to share voting and dispositive power over the Class A ADSs of the Issuer of which SMBC is the beneficial owner. SMBC is classified under Item 3 as a non-U.S. institution (bank).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a bank is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Sumitomo Mitsui Banking Corporation: /s/ [Hideyuki Omokawa], [Hideyuki Omokawa, Managing Executive Officer] (05/15/2026)
- Sumitomo Mitsui Financial Group, Inc.: /s/ [Hideyuki Omokawa], [Hideyuki Omokawa, Managing Executive Officer] (05/15/2026)